BEACH ACQUISITION CO PARENT, LLC

c/o 3G Capital Partners L.P.

600 Third Avenue, 37 Floor

New York, New York 10016

(212) 893-6727

July 14, 2025

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, DC 20549

Attn: Jenny O’Shanick and Asia Timmons-Pierce

RE:	Beach Acquisition Co Parent, LLC
Registration Statement on Form S-4
Filed June 10, 2025
File No. 333-287891

Dear Ms. O’Shanick and Ms. Timmons-Pierce:

This letter sets forth the response of Beach Acquisition Co Parent, LLC (the “Registrant”) to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), issued to the Registrant on July 8, 2025, with respect to the above-referenced Registration Statement on Form S-4 (as amended, the “Registration Statement”). In connection with this letter, an amendment to the Registration Statement (“Amendment No. 1”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Registrant. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1. Capitalized terms not otherwise defined in this response letter have the meanings given to them in Amendment No. 1. As used herein, references to “Management” refer to Skechers’ current management team, excluding Chairman and Chief Executive Officer Robert Greenberg and President Michael Greenberg.

Registration Statement on Form S-4

General

1.	We note that members of senior management of Skechers will continue to serve in senior management capacities following the Closing, and that the possibility exists for the Greenberg Stockholders to own up to approximately 15.2% of outstanding Parent Units. We also note that certain of these individuals own Skechers PSAs that will convert into Class P Units, which high vote securities further increase their aggregate equity ownership of Parent to an unspecified total. Finally, we note that the Greenberg Stockholders are positioned to have the requisite voting power to elect the Legacy Member Representative, the initial designation of whom appears to have been pre- decided according to the disclosure in Annex D. Please provide us with an analysis addressing whether Rule 13e-3 applies to your transaction. Refer to Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations Questions 201.01 and 201.05 for additional guidance.

Response: The Registrant (also referred to herein as “Parent”) and Skechers, together with their counsel, considered the applicability of Rule 13e-3 promulgated under the Exchange Act to the Transaction. After careful consideration, Parent and Skechers concluded that the Transaction is not a “going private transaction” subject to Rule 13e-3 because (1) all Skechers stockholders1 are being offered the Mixed Election Consideration and the opportunity to rollover their shares of Skechers Common Stock into Parent Units (which, as defined in the information statement/prospectus, include the common limited liability company units of Parent (the “Common Units”) and the Class P limited liability company units of Parent (the “Class P Units”2)) on the same terms, (2) Parent is not, prior to the consummation of the Transaction, an affiliate of Skechers, (3) neither Management nor the Greenberg Stockholders are “engaged in” the Transaction and (4) the Transaction resulted from arm’s length negotiations initiated by 3G Capital and unanimously approved by the Skechers Board and a committee of independent and disinterested members of the Skechers Board. Parent’s and Skechers’ analysis is more fully described below.

[1]	Only shares of Skechers Common Stock that, from the close of business on May 2, 2025 through the Effective Time, are continuously held and not subject to forfeiture (and beneficial ownership thereof has not been, directly or indirectly, transferred, sold, assigned or similarly disposed of, including pursuant to a short sale, derivative or hedging arrangement) are eligible to be converted into the Mixed Election Consideration. All Skechers stockholders were advised of this eligibility requirement (which applies to all Skechers stockholders on the same terms) by way of press release issued by the parties before markets opened on May 5, 2025 (the first trading day after May 2, 2025) and filed with the SEC under Rule 425 and on Form 8-K.

[2]	The Class P Units represent Skechers PSAs and Skechers RSU Awards granted after the date of the Merger Agreement that will be converted to Class P Units on a one-for-one basis in connection with the Transaction. Following the consummation of the Transaction, the Registrant expects only approximately 900,000 Class P Units to be outstanding, representing less than 2% of the beneficial ownership and voting power of Parent (on an as-converted basis). Each Class P Unit will be equivalent to 2.9655 Common Units with respect to the beneficial ownership and voting power of Parent (and vote on a one-for-one equivalent basis with the Common Units). The purpose of the Class P Units is to account for the fact that the holders of Skechers PSAs and Skechers RSU Awards granted after the date of the Merger Agreement will not receive any cash in the conversion of their Skechers PSAs into Class P Units (while the Skechers shareholders electing Mixed Election Consideration will receive, for each share, $57.00 in cash plus one Common Unit). The intent of the Class P Units is, therefore, not to provide high vote stock and as noted above does not provide that on a practical basis. Also note that subject to certain exceptions described in the Parent A&R LLCA, any future issuances of Class P Units following the Closing will be subject to the preemptive rights provisions set forth in the Parent A&R LLCA.

Rule 13e-3 and the Staff’s related guidance

For the below analysis, the Registrant reviewed Rule 13e-3, SEC Release No. 34-16075, August 2, 1979 (the “Adopting Release”), the Commission’s Interpretive Release Relating to Going Private Transactions under Rule 13e-3, SEC Release No. 34-17719, April 13, 1981 (the “Interpretive Release”), and the Staff’s guidance in the Compliance and Disclosure Interpretations: Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 (“C&DIs”).

Pursuant to Rule 13e-3, “. .. . it shall be unlawful for an issuer which has a class of equity securities registered pursuant to section 12 of the Act, or an affiliate of such issuer, to engage, directly or indirectly, in a Rule 13e-3 transaction (emphasis added) unless [it complies with the requirements set forth in the rule].” A “Rule 13e-3 transaction” includes a “purchase of any equity security by … an affiliate of such issuer. . . or. . . a distribution subject to Regulation 14C of information statements to, any equity security holder by the issuer or by an affiliate of such issuer, in connection with: a merger. . . of an issuer or between an issuer. . . and its affiliate,” that has a reasonable likelihood of causing the delisting of the issuer’s equity securities or the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6 or suspension under Rule 12h-3 deregistration under the Exchange Act.

Pursuant to C&DI Section 201.05, “two separate but related issues may be raised. . . in situations where a third party proposes a transaction with an issuer that has at least one of the going private effects described in Rule 13e-3(a)(3)(ii): (1) whether the entities or persons are “affiliates” of the issuer within the scope of Rule 13e-3(a)(1); and (2) whether those affiliates are deemed to be engaged, either directly or indirectly, in the going private transaction.” As further noted, and in line with the Adopting Release, “. . . where management of the issuer-seller that will be going private is essentially “on both sides” of the transaction, the acquiring person or “purchaser” also may be deemed to be an affiliate of the issuer engaged in the transaction and, as a consequence, required to file on Schedule 13E-3.”

The Transaction involves the distribution of an information statement in connection with a merger that would result in a purchase and delisting of shares of Skechers Common Stock. The Registrant’s analysis on whether the Transaction constituted a “Rule 13e-3 transaction” focuses on (a) whether Rule 13e-3 and related guidance provided by the Staff were intended to address the type of transaction at issue, (b) whether Parent was an affiliate of Skechers and (c) whether Management and the Greenberg Stockholders were “engaged in the transaction” and on “both sides of the transaction” such that Parent may be deemed to be an affiliate of Skechers engaged in the transaction.

After careful consideration, the Registrant respectfully submits that the Transaction does not fall within the scope of Rule 13e-3 for the reasons set forth below.

1.            Ability for all Skechers Stockholders to Rollover into Parent Units

All Skechers stockholders, including directors, management, employees and unaffiliated holders, are being offered the same per-Parent Unit consideration and the ability to rollover their investment in shares of Skechers Common Stock into Parent Units on the same terms, with a choice between 100% cash (the “Cash Election Consideration”) and a combination of cash and equity units in Parent (the “Mixed Election Consideration”). The number of shares entitled to, upon election, be converted into Mixed Election Consideration will be capped at 20% of the outstanding shares of Skechers Common Stock. Except as expressly required by the Parent A&R LLCA or applicable law, the holders of Parent Units will not be entitled to vote. In contrast to transactions where Rule 13e-3 is implicated where, for example, only insiders are given an opportunity to rollover into the surviving company, the Mixed Election Consideration is being made available to all Skechers stockholders on identical terms.

In addition, the fact that Skechers entered into a customary agreement with the Greenberg Stockholders in support of the Transaction, pursuant to which each Greenberg Stockholder has agreed to, among other things, elect to receive the Mixed Election Consideration, is entirely consistent with the Transaction’s main purpose, which is to provide the same opportunity to all Skechers shareholders to rollover their current shares of Skechers Common Stock into Parent Units (subject to the 20% cap).

As stated in the Interpretive Release, “Because a going private transaction is undertaken either solely by the issuer or by the issuer and one or more of its affiliates standing on both sides of the transaction, the terms of the transaction, including the consideration received and other effects upon unaffiliated security holders, may be designed to accommodate the interests of the affiliated parties rather than determined as a result of arm’s-length negotiations. Further, the timing of the transaction is within the control of the issuer or its affiliate, who may choose a period of depressed market prices to propose the transaction, resulting in a loss to the unaffiliated security holders.”

Given that all Skechers stockholders will be treated equally and offered the same rollover opportunity—i.e., neither the Greenberg Stockholders nor Management is receiving preferential treatment and they do not stand on both sides of the Transaction—the Transaction is not, and lacks the hallmarks of, a conflict of interest that Rule 13e-3 is designed to address. Moreover, considering that the Transaction resulted from arm’s length negotiations unanimously approved by the Skechers Board and an independent committee of the Skechers Board, its timing was not within Greenberg Stockholders’ or Management’s control.

2.            Parent is not an Affiliate of Skechers

Rule 13e-3(a)(1) defines an “affiliate” of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with such issuer.” Rule 12b-2 defines “control” to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise. It is generally understood that beneficial ownership of 10% or more of a class of voting securities or having a right to appoint a director to a company’s board of directors requires special scrutiny of the facts and circumstances of the relationship to determine whether or not a person is an affiliate. The determination of “control,” which is fundamental to the concept of “affiliate” as defined in Rule 13e-3, is dependent upon specific facts and circumstances.

Parent and its affiliates did not beneficially own any shares of Skechers Common Stock or other equity interests in Skechers as of the date of the Merger Agreement and neither Parent nor Merger Sub nor any of its “affiliates” or “associates” was, as of the date of the Merger Agreement, nor at any time during the last three years has it been, an “interested stockholder” of Skechers as defined in Section 203 of the DGCL (other than as contemplated by the Merger Agreement). Similarly, prior to the signing of the Merger Agreement, Parent and its affiliates did not have the right to appoint any member(s) of the Board or otherwise direct or cause the direction of the management and policies of Skechers. In other words, Parent did not, and currently does not, have “control” over Skechers. In addition, Parent and its affiliates have not agreed, and, during any period prior to the signing of the Merger Agreement, did not agree, to act together with either the Greenberg Stockholders or Management for the purpose of acquiring, holding, voting or disposing of equity securities of Skechers. For the foregoing reasons, Parent is not an “affiliate” of Skechers prior to the consummation of the Transaction.

3.            Neither the Greenberg Stockholders nor Management are “Engaged in” the Transaction

Based on C&DI Section 201.05, Management and the Greenberg Stockholders are affiliates of Skechers. However, the Registrant respectfully submits that neither Management nor the Greenberg Stockholders are (i) “engaged in” the Transaction or (ii) affiliates of Parent.

C&DI Section 201.01 provides that continuity of management post-transaction is an important consideration in a Rule 13e-3 transaction analysis. Factors to consider include: “increases in consideration to be received by management, alterations in management’s executive agreements favorable to such management, the equity participation of management in the acquiror, and the representation of management on the board of the acquiror (emphasis added).” In addition, C&DI Section 201.05 provides that an important element of the Rule 13e-3 analysis is whether “the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions and otherwise be in a position to ‘control’ the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e., ‘possession, direct or indirect, or the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.’) (emphasis added).” Finally, C&DI Section 201.06 states that “[a] financial buyer, previously unaffiliated with an issuer that it had agreed to acquire, planned to enter into a separate agreement with certain members of the issuer’s senior management whereby they would collectively receive 20% of the surviving entity’s equity after the acquisition transaction closed. (emphasis added)…In view of the amount of equity participation being considered by senior management, each of whom would remain responsible for influencing the policy and direction of the issuer, the financial buyer could be, directly or indirectly, in control of the issuer in advance of the acquisition closing.”

First, neither Management nor the Greenberg Stockholders have an equity interest in Parent or 3G Capital or are directors, managers, employees or otherwise affiliated with Parent or 3G Capital.

Second, Parent has not negotiated or entered into any employment agreements, offer letters or retention letters with Management, Mr. Robert Greenberg or Mr. Michael Greenberg in connection with the Transaction. As disclosed in the information statement/prospectus, 3G Capital currently expects that (a) such individuals will remain employed by Parent following the closing and (b) the compensation payable to Parent’s directors and executive officers (including, if applicable, these individuals) will be substantially similar to, or less than, the compensation paid to Skechers’ directors and executive officers immediately prior to the effective time of the Transaction. 3G Capital and its affiliates do not have any agreement, arrangement or understanding with the Greenberg Stockholders or Management beyond such expectations on the part of 3G Capital, and any continued employment of Management, Mr. Robert Greenberg or Mr. Michael Greenberg is solely “at will” and is not a condition to the consummation of the Transactions. As Footnote 6 of the Adopting Release makes it clear, “the Commission would not view a person as an affiliate of the purchaser solely because such person enters into or agrees to enter into a reasonable and customary employment agreement or is elected or there is an agreement to elect such person as an executive officer or director of purchaser.”

Third, Management has not entered into any agreement to elect the Mixed Election Consideration. Even if Management decides to rollover their shares of Skechers Common Stock into Parent Units, together they would beneficially own no more than an immaterial amount (less than approximately 1.0%) of Parent Units at the closing of the Transaction.

The Greenberg Stockholders elected or agreed to elect to receive the Mixed Election Consideration in the Transaction. Prior to consummation of the Transaction, the Greenberg Stockholders beneficially own shares of Skechers Common Stock representing approximately 60% of the outstanding voting rights of Skechers. Following the Transaction, regardless of how many Skechers stockholders make Mixed Consideration Elections, the Greenberg Stockholders will own interests in Parent which do not entitle to them to voting rights in Parent except in very limited circumstances required by Delaware law and Parent will be entirely controlled by the Parent Board (which, as noted below, will be effectively controlled by appointees of 3G Capital and on which the Greenberg Stockholders may not be represented).3

[3]	As disclosed on page 167, these voting rights are limited and include the appointment and removal of the Legacy Member Representative and dissolution of the Parent (and not the election of the Board generally). Each of the foregoing matters will require a majority vote of the holders entitled to vote on such matter, voting together as a class.

In addition, prior to consummation of the Transaction, the Greenberg Stockholders beneficially own approximately 14% of the shares of Skechers Common Stock, and such beneficial ownership will, at most levels of Mixed Consideration Elections by non-Greenberg Stockholders, decrease following the closing of the Transaction and, in most cases, substantially decrease. Assuming all Skechers stockholders elect the Mixed Election Consideration (which they have the right to do on the same terms), the Greenberg Stockholders would in aggregate beneficially own approximately 3.8% of the Parent Units, inclusive of their ownership of Class P Units. This level of participation falls well below the materiality threshold under Rule 12b-2 of the Exchange Act, and the guidance in C&DI Sections 201.01 and 201.05 supports the view that a small, non-controlling rollover—without additional influence (as addressed below)—does not render management an affiliate purchaser or trigger Rule 13e-3. While the Greenberg Stockholders would in aggregate beneficially own approximately 15.5% of the Parent Units if—and only if—all other Skechers stockholders decide to elect the Cash Election Consideration (which is outside Parent’s and the Greenberg Stockholders’ control), Parent has given the same opportunity to all Skechers stockholders. The percentage of Parent Units that the Greenberg Stockholders will beneficially own at the closing of the Transaction will, therefore, be a function of (a) their current ownership in Skechers and (b) the other Skechers stockholders’ elections (which is outside Parent’s and the Greenberg Stockholders’ control), and not a function of the terms of the Transaction.

Fourth, neither Management nor the Greenberg Stockholders will have enhanced governance rights, control arrangements or board rights. As reiterated in C&DI Section 201.05, “[a]n important aspect of the Staff’s analysis is whether the issuer’s management will ultimately occupy seats on the board of the company and otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2” (emphasis added). Also, as noted in the Adopting Release, “affiliates of the seller often become affiliates of the purchaser through means other than equity ownership, and thereby are in control of the seller’s business both before and after the transaction. In such cases, the sale, in substance and effect, is being made to an affiliate of the issuer...” (emphasis added).

While the Greenberg Stockholders are affiliates of Skechers before the Transaction, they do not and will not control Parent. In the very limited situations in which the Parent Units have voting power, Fund VI expects to control approximately 78% or more of the voting power of the Parent Units following the Transaction. Pursuant to the terms of the Parent A&R LLCA, Fund VI will have the sole right to (a) determine the number of directors on the Parent Board, (b) appoint directors (other than the “Legacy Member Representative,” which is a Parent Board representative that all of the Skechers stockholders electing the Mixed Election Consideration (the “Legacy Members”) will elect by majority vote of the Parent Units held by such Legacy Members, with the makeup of such majority presently not possible to predict based on all stockholders’ future elections) on the Parent Board, (c) remove directors (other than the Legacy Member Representative) from the Parent Board and (d) approve the successor to the Legacy Member Representative in the case of his, her or its removal, resignation or inability to act (such successor to be elected by majority vote of the Legacy Members, subject to the approval of Fund VI). As a result, although the Legacy Member Representative will serve on the Parent Board to represent the Legacy Members, the Parent Board will be made up of such number of directors as may be determined by Fund VI. In addition, Fund VI will have sole discretion to consent to any transfer of Parent Units held by any Legacy Member and their Permitted Transferees (other than to a Permitted Transferee) prior to certain Liquidity Transactions.

The Legacy Member Representative will have very limited rights under the Parent A&R LLCA and his or her role will be very different from that of a director of a public corporation. He or she will have no ability to control or direct the policies of Parent, no ability to control or influence Parent’s actions, no governance rights and no right to a seat on any of the Parent Board’s committees. The Legacy Member Representative may, five years following the date of the Parent A&R LLCA, request that Parent pursue an initial public offering or change of control that would result in a sale of 100% of Parent Units held by Legacy Members (provided that the transaction type, structure and terms of which will be determined by the Parent Board in its sole discretion). He or she will also have minimal consent rights over Parent’s ability to enter into any related person transactions, redeem or repurchase any equity securities and declare any distributions (other than on a pro rata, pari passu basis); and enter into amendments that would adversely and disproportionately affect the Legacy Members as compared to Fund VI, and amendments that would adversely impact any rights or obligations of the Legacy Members or adversely affect the rights of the Legacy Member Representative as a director on the Parent Board. These are customary minority protection rights and not hallmarks of control.

Finally, there is no assurance that any Greenberg Stockholder, nor any particular representative, will be the Legacy Member Representative after closing. As noted in Footnote 2 to Annex D, the Legacy Member Representative will be elected following the closing of the Transaction based on “the Legacy Member who receives nominations from a majority of existing Company shares in respect of which a Mixed Election was validly made and not revoked, deemed revoked or lost.” As described above, the composition of the majority of the Parent Units depends on how all Skechers stockholders elect to receive their consideration, which cannot be presently determined and is not in the control of Parent. Assuming all Skechers stockholders elect the Mixed Election Consideration (which they have the right to do on the same terms), the Greenberg Stockholders would in aggregate beneficially own approximately 14% of the Parent Units owned by all Skechers stockholders, and would not be able to determine the outcome of any such election. It is not possible to predict who will earn the vote of the majority of the Parent Units and be elected as the Legacy Member Representative. Therefore, the Registrant respectfully submits that the identity of the Legacy Member Representative has not been “pre-decided” and instead depends on the above factors and uncertainties. The sentence in Annex D relating to the initial appointment will not be completed in the executed version since the Legacy Member Representative will not be known at the time of Closing (and disclosure to that effect has been included on page 140).

As a result of the foregoing, following the Transaction, Fund VI will have control of Parent. Neither the Greenberg Stockholders nor Management will have the power to direct the management and policies of the surviving company. The absence of control following the closing of the Transaction shows that neither the Greenberg Stockholders nor Management are “on both sides” of the Transaction.

4.	The Transaction resulted from arm’s length negotiations initiated by Parent and unanimously approved by the Skechers Board and an independent committee of the Skechers Board

The Background section in the information statement/prospectus make clear that the Transaction resulted from arm’s length negotiations initiated by 3G Capital, an unaffiliated third party.

The Transaction was unanimously approved by the Skechers Board, of which the Greenberg Stockholders only constitute two of the eight members. In addition, the Transaction was approved by a committee of independent and disinterested members of the Skechers Board established by the Skechers Board in accordance with Section 144(b)(1) of the Delaware General Corporate Law (the “Independent Committee”). At a meeting held on May 4, 2025, the Independent Committee unanimously adopted resolutions, among other things, recommending that the Skechers Board approve the Merger Agreement the Transaction and the Support Agreement. In arriving at this determination and recommendation, the Independent Committee considered the arm’s-length negotiations between Skechers and its advisors, on the one hand, and 3G Capital and its advisors, on the other hand, and the benefits that Skechers was able to obtain as a result of such negotiations.

Conclusion

In light of (1) the fact that Skechers stockholders are all on equal footing and are permitted to rollover their shares of Skechers Common Stock by electing the Mixed Election Consideration, (2) the fact that Parent is not, prior to the consummation of the Transaction, an affiliate of Skechers, (3) the absence of control of Parent by the Greenberg Stockholders and Management through ownership of Parent Units, board rights, contractual rights or otherwise and (4) the fact that the Transaction resulted from arm’s length negotiations initiated by 3G Capital and unanimously approved by the Skechers Board and a committee of independent and disinterested members of the Skechers Board, the Registrant respectfully submits that the Transaction is not, and does not bear the hallmarks of, a transaction structured for the benefit of insiders, does not raise the policy concerns underlying Rule 13e-3, and is not a “going private transaction” subject to Rule 13e-3.

2.	We note that your forum selection provision in Section 13.12 of the Parent A&R LLCA, filed as Annex D, identifies the Court of Chancery of the State of Delaware and any Delaware state appellate court as the exclusive forum for any Legal Proceeding. Please revise your prospectus to clearly and prominently describe the provision, including in your Risk Factors and Description of Parent Units sections. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also disclose that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the Parent A&R LLCA states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Further, please clearly disclose any risks or other impacts on investors, including, but not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. Please address whether there is any question as to whether a court would enforce the provision.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised the disclosure on pages 56 and 163 of the Registration Statement. In addition, the Company intends to inform investors of the limited applicability of the exclusive forum provision in connection with actions arising under the Securities Act and the Exchange Act in its future periodic Exchange Act filings.

3.	We note your waiver of jury trial provision in Section 13.13 of the Parent A&R LLCA. Please revise your prospectus to clearly and prominently describe this provision, including in your Risk Factors and Description of Parent Units sections. Please disclose whether the provision extends to federal securities law claims. If so, state that investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder. Further, please clearly disclose any risks or other impacts on investors, including, but not limited to, increased costs to bring a claim, limited access to information and other imbalances of resources between the company and members, and that these provisions can discourage claims or limit members’ ability to bring a claim in a judicial forum that they find favorable. Address any question regarding whether or not a court would enforce the provision and the impacts of limitations on claims arising under other applicable state or federal laws. Further, please clarify whether the provision applies to purchasers in secondary transactions.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised the disclosure on pages 57 and 163.

Cover Page

4.	We note disclosures on pages 26 and 153 that the Parent Units will not be listed on any stock exchange and that you intend to terminate or suspend your reporting obligations under the Exchange Act as promptly as practicable following the Transaction. Please disclose this on the cover page.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised the cover page of the Registration Statement.

5.	We note disclosure on page 34 that the Parent will be controlled by Fund VI. Please disclose that you will be controlled by Fund VI on the cover page and describe the beneficial ownership and voting power held by the controlling member after the Merger.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised the cover page of the Registration Statement.

6.	We note disclosures regarding the percentage of issued and outstanding Parent Units that the Greenberg Stockholders would own under various scenarios. We also note that the Greenberg Stockholders will own Class P Units, which are high-vote securities. Please revise your filing to clearly state the expected total voting power of the Greenberg Stockholders under the scenarios presented.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised the cover page of the Registration Statement in response to the Staff’s comment.

Questions and Answers about the Transaction

How do I elect the type of Merger Consideration that I prefer to receive?, page 10

7.	We note your disclosure that Skechers stockholders electing the Mixed Election Consideration will be required to execute a joinder to the Parent A&R LLCA. Please file the form of joinder to be executed by stockholders electing the Mixed Election Consideration.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised the disclosure on pages 11 and 100 of the Registration Statement and has filed the form of joinder to the Parent A&R LLCA as Annex E to the prospectus.

Is the Merger subject to the fulfillment of certain conditions?, page 13

8.	Please revise the Q&A to disclose the conditions of the Merger that are waivable. Please also consider including a cross reference to any appropriate risk factors.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised the disclosure on pages 13, 42 and 43 of the Registration Statement.

Prospectus Summary, page 17

9.	Please revise this and the Risk Factors sections to describe your capital structure, including the different authorized classes of Units, and the nature of the disparate voting rights, including the number of votes to which each class of Unit is entitled. Disclose that future issuances of high-vote securities may be dilutive to low-vote members. Finally, please disclose, if applicable, that the capital structure and/or disparate voting rights may have anti-takeover effects preventing a change in control transaction that members might consider in their best interest.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised the disclosure on pages 29, 30 and 38 of the Registration Statement. Parent’s capital structure and disparate voting rights of the Common Units and the Class P Units will not have anti-takeover effects preventing a change in control transaction that members of Parent might consider in their best interest because (i) Fund VI will control Parent, (ii) the Parent Units are not tradable and subject to significant transfer restrictions, (iii) following the Closing, the total beneficial ownership and voting power of Parent attributable to the Class P Units will be less than 2% and (iv) all Legacy Members will be subject to pro rata drag-along rights upon any change of control sale of Parent Units (consisting of both Common Units and Class P Units) by Fund VI to a non-affiliated party.

10.	We note disclosure on page 149 that “[e]xcept as expressly required by the Parent A&R LLCA or applicable law, the holders of Parent Units will not be entitled to vote.” Please revise to describe those circumstances in which holders of low-vote Units would be entitled to vote on particular matters, the number of votes required for approval of such matters, and whether classes would vote separately or together as a combined class. Please also revise your disclosures on page 149.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised the disclosure on pages 30, 159 and 167 of the Registration Statement.

Risk Factors

Risks Related to the Mixed Election Consideration and Ownership of Parent Units Legacy Members that hold Parent Units will not have the same rights or protections as shareholders of a corporation..., page 33

11.	We note disclosure that “Legacy Members will not have the same rights typically available to corporate shareholders,” including “fiduciary protections.” Please revise to elaborate on the lack of fiduciary protections.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised the disclosure on pages 8 and 34 of the Registration Statement.

Risks Related to the Transaction

Skechers may waive one or more of the conditions to the Closing without re-obtaining stockholder approval., page 41

12.	Please revise to note which conditions to closing are waivable. Please also revise your risk factor disclosure to include a discussion of the risks related to the potential waiver of the relevant conditions, and disclose how you will inform investors if and when material conditions are waived.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised the disclosure on pages 42 and 43 of the Registration Statement. In the event that any party to the Merger Agreement waives any closing condition to the Merger Agreement, that does not require further approval by the Skechers stockholders, Skechers will inform its stockholders of the waiver by press release or other public communication.

Background of the Transaction, page 59

13.	Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, structure, consideration, proposals and counterproposals, and termination fee. In your revised disclosure, please explain the reasons for the terms, each party’s position on the issues, and how you reached agreement on the final terms. Please revise your disclosure to provide more detail regarding the parties in attendance at, and the topics discussed during, each meeting.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised the disclosure on pages 62-74 of the Registration Statement.

14.	We note disclosure on page 60 that in November 2021, Skechers management was first introduced to 3G Capital. Please revise to discuss who initiated the contact and why. Further, we note disclosure that Skechers management and 3G Capital met several times, including in December 2023 and in June 2024. Please revise to elaborate on the nature of these meetings.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised the disclosure on page 63 of the Registration Statement.

15.	We note disclosure on page 62 that the March Proposal contemplated the role of a Legacy Member Representative to represent Skechers stockholders holding equity in Parent. Please revise to elaborate on how the rights and limitations of (i) the Legacy Member Representative and (ii) the Legacy Members as a group were negotiated and any counterproposals.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised the disclosure on pages 70 and 73 of the Registration Statement.

16.	We note disclosure on page 106 that the Parent entered into the Debt Commitment Letter and the Equity Commitment Letter. Please revise to discuss this Debt Financing and Equity Financing and the need to obtain additional financing for the Parent. Further, we note references in the prospectus to the “Commitment Letters.” Please revise to define this term. Finally, we note disclosures on pages 36 and 43 that, while the parties have not entered into definitive agreements, you expect the agreements to contain various covenants. Please revise to add a standalone section, or revise the “Summary of the Merger Agreement – Financing of the Merger” section, that discusses the expected material terms of the Debt Financing and Equity Financing.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised the disclosure on pages 21, 22 and 113-115 of the Registration Statement.

17.	We note disclosure on page 132 that, notwithstanding that “no definitive arrangements have been negotiated or entered into,” you expect the current Skechers named executive officers to serve in the same titles at Parent after the merger, with “substantially similar to or lower” compensation that they currently receive at Skechers. Please revise to elaborate on the discussions/negotiations concerning these compensation arrangements with Parent.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised the disclosure on pages 27 and 141 of the Registration Statement.

18.	Please revise to disclose whether Skechers received unsolicited Acquisition Proposals during the window-shop period and, if applicable, the Board’s consideration of such proposals.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised the disclosure on pages 21, 74, 109 and 111 of the Registration Statement.

19.	We note that the negotiations on the termination fees were a percentage of Skechers’ equity value. We note that the Company Termination Fee is $339,883,891 and the Parent Termination Fee is $534,103,258. Please revise your disclosure to more clearly disclose how the terms evolved, and final terms were agreed upon.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised the disclosure on pages 70-74 of the Registration Statement.

20.	We note there were several discussions regarding Skechers management team remaining actively engaged in any post-closing company. We also note your disclosure that the March Proposal indicated that the equity in the post-closing company would not be listed on a stock exchange, and the post-closing company would terminate its periodic reporting obligations under the Securities Exchange Act of 1934 as soon as practicable after the closing. Please elaborate on the negotiations related to the structure of the post-closing company and how the parties decided on the ultimate structure.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised the disclosure on page 66 of the Registration Statement.

The Merger

Treatment of Outstanding Skechers Equity Awards, page 59

21.	We note disclosures on pages 139 and 141 that your named executive officers hold Skechers PSAs, which will convert into Class P Units. Please revise your prospectus to disclose who holds your Skechers RSU Awards that was granted after the date of the Merger Agreement, which will convert into Class P Units.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised the disclosure on pages 62 and 99 of the Registration Statement.

Recommendations of the Independent Committee and the Skechers Board; Skechers’ Reasons for the Transaction, page 70

22.	We note that the Board and Independent committee did not obtain a fairness opinion for the Mixed Election Consideration, but did obtain a fairness opinion for the Cash Election Consideration. Please tell us what consideration the Board and the Independent Committee gave to this decision when determining that “the Merger Agreement, the Transaction and all other transactions contemplated by the Merger Agreement are fair to and in the best interests of Skechers and its stockholders.”

Response: In response to the Staff’s comment, Skechers U.S.A., Inc. (the “Company”) respectfully advises the Staff that it has revised the disclosure on page 80 of the Registration Statement.

Negotiations with 3G Capital, page 71

23.	We note disclosure that, as a result of negotiations, Skechers was able to obtain “more favorable” terms of the Transaction “to Skechers and its stockholders than initially proposed by 3G Capital.” However, we note disclosure that in the March Proposal, 3G Capital proposed $73 in cash for the Cash Election Consideration and $66 in cash and one equity unit for the Mixed Election Consideration, which are values that are lower than those in the final Cash Election Consideration and Mixed Election Consideration. Please revise to clarify.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 76 of the Registration Statement.

Certain Unaudited Prospective Financial Information, page 76

24.	We note disclosure that certain assumptions were included in your projections. Please expand the discussion of your material assumptions underlying the projections, quantifying where applicable. Additionally, please revise to provide detailed quantitative disclosure describing the basis for your projected sales and the factors or contingencies that would affect such growth ultimately materializing. Finally, please compare these assumptions with those underlying the Updated 2024 Long Range Plan and Annual Operating Plan disclosed on page 77.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 81-84 of the Registration Statement.

Opinion of the Financial Advisor of the Skechers Board

Selected Comparable Company Analysis, page 81

25.	Please revise to state whether the advisor excluded any companies meeting the selection criteria from the analysis. Please explain the basis for such exclusions, if any.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 88 of the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information

Note 2. Preliminary Purchase Price Allocation, page 125

26.	Refer to the discussion in Note 2(a)(i). Please expand to separately disclose the number of Skechers Common Stock outstanding as of May 2, 2025 (or the appropriate date) and the number of Skechers RSUs and RSAs for which the estimated cash consideration has been determined. Expand the tabular disclosure on page 126 of the sensitivity analysis to also disclose the number of Skechers Common Stock, Skechers RSUs and RSAs used for each of the three scenarios.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised the disclosure on pages 133 and 134 of the Registration Statement.

27.	Refer to Note 2(c) of the preliminary estimated merger consideration allocation and the $4.5 billion assigned to identifiable intangible assets shown in the second table on page 127. Disclose if the $4.0 billion assigned to the brand is solely pertaining to the overall Skechers Brand, and whether it includes the various trademarks, design patents and other proprietary rights as discussed on pages 51 and 52. Also for the other definite-lived assets of $500 million, disclose in the narrative the separate amounts that are allocated to customer relationships and customer-related assets and franchise agreements / reacquired rights.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised the disclosure on pages 135 and 136 of the Registration Statement. With regard to the other definite-lived assets of $500 million, at this time, Parent does not have sufficient information and has not completed the valuation analysis and calculations in sufficient detail necessary to further allocate the other definite-lived intangible assets value to specific assets. The narrative disclosure has been updated to more clearly state this as it relates to the other definite-lived assets.

Note 3. Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet, page 128

28.	Refer to Note 3(i) and (j). Please expand to disclose if the gross proceeds from first lien terms loans and other first lien debt pertains to the $2.1 billion first lien term loan facility and the $1.9 b billion senior secured bridge facility. We note you disclose that Parent management has assumed the first lien revolving facility will be undrawn at Closing, which we note is $1.6 billion. Refer to your disclosure in the second paragraph under the heading of Financing of the Merger on page 21.

Response: In response to the Staff’s comment , the Registrant respectfully advises the Staff that it has revised the Unaudited Pro Forma Condensed Combined Financial Information on pages 126, 127, 137 and 138 of the Registration Statement to reflect the latest debt financing information.

Note 5. Earnings Per Unit, page 131

29.	Please explain why there is no assumed issuance of the Class P Units, given that such are assumed to be issued with the Skechers RSU Awards and with the Skechers PSAs which are tied in full or in part to the achievement of performance goals or metrics. Tell us also why these would not be considered as common stock equivalents with disclosure of the impact to diluted earnings per unit.

Response: In response to the Staff’s comment, Amendment No. 1 has been revised on page 139 to include disclosure on the potential impact to diluted earnings per share if the Class P units had been included. Per the Merger Agreement, as of May 2, 2025, Skechers PSAs were outstanding with respect to approximately 651 thousand shares of Skechers Common Stock assuming satisfaction of applicable performance criteria at target levels and approximately 1,302 thousand shares of Skechers Common Stock assuming satisfaction of applicable performance criteria at maximum levels. For purposes of the unaudited pro forma financial information, there is no assumed issuance of Class P Units as a result of the limited information available at this time to determine the fair value of these replacement awards and calculate the impact to diluted earnings per unit pursuant to the treasury stock method. However, the information available mentioned above has been utilized to include disclosure related to the potential impact on diluted net income per unit resulting from the inclusion of Class P Units excluding consideration for the treasury stock method.

Specific to RSU awards, each Skechers RSU Award that was granted prior to the date of the Merger Agreement will be fully vested, cancelled and automatically converted into the right to receive the Cash Election Consideration. This has been considered and included in Note 2(a) in the determination of the total estimated cash consideration and in the sensitivity table in Note 2(b). Further, each Skechers RSU Award that is outstanding immediately prior to the Effective Time and that was granted after the date of the Merger Agreement will be converted into a restricted equity unit with respect to one Class P Unit (with the same service-based vesting conditions as were applicable to the replaced Skechers RSU Award). As of the date hereof, 4,350 Skechers RSU Awards have been granted (or are expected to be granted) to two employees following the date of the Merger Agreement, neither of whom is a director or an executive officer of Skechers or Parent.

30.	It appears the impact to pro forma basic and diluted number of weighted average shares resulted in a limited increase from the historical basic and diluted number of weighted average shares. For example, the pro forma basic shares for the three months ended March 31, 2025 was 149,209 as compared to the historical shares of 149,411. Please explain if this is the result of the number of Skechers Common Stock being converted into the Cash Election Consideration being substantially higher than the number of Units being issued for the rollover equity and the Parent’s equity financing.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised the disclosure on page 139 of the Registration Statement to disclose the number of Common Units issued by Parent to Fund VI in exchange for the equity financing and Common Units issued as rollover equity as a result of the Mixed Election.

31.	Further, as the Parent was formed subsequent to the March 31, 2025 pro forma financial statement period, please provide a footnote or supplemental table that reflects the detailed equity section on a pro forma basis inclusive of the total Parent Units expected to be issued and outstanding after the merger and financing transactions, along with the pro forma basic and diluted units per share data, including the number of weighted average units used in the computation. To the extent the next amendment includes updated June 30, 2025 unaudited interim historical financial statements, we assume all of the Parent Units would be given pro forma effect given the Parent was formed in April 2025. In this regard, it is not clear if both the amount and number of Common Units and Class P Units of the Parent's total capitalization, before and after the transaction, will differ materially from the number of Common Units and Class P Units that will be issued in the Mixed Election Consideration, and therefore differ from the March 31, 2025 and December 31, 2024 pro forma financial statements. We note your disclosure on the cover page that following the merger, for illustrative purposes only, the Greenberg Stockholders will own an aggregate of 3.7% or a maximum of 15.2% of the issued and outstanding Parent Units. It may be useful to also provide a table summarizing the expected allocation of 100% of the Parent Units after the transaction.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised the disclosure on page 139 of the Registration Statement to disclose the number of Common Units expected to be issued by Parent to Fund VI, the number Common units to be issued in connection with the Mixed Election and the range of Class P Units that could be issued at the Effective Date. Additionally on page 151 the Registrant has presented a beneficial ownership post-closing table.

Directors and Management of Parent After Completion of the Transaction, page 132

32.	We note disclosure that following the Transaction, Fund VI expects to control approximately 80% of the voting power of the Parent Units and that the Legacy Members will, by majority vote of the Parent Units, elect a Legacy Member Representative. Please revise to clarify whether Fund VI will be a Legacy Member. Further, please disclose whether there are any arrangements or understandings regarding who will serve on your board of directors following the Transaction. For any director nominee, please provide the information required by Item 19(a)(7) of Form S-4. Finally, please file the consent of each director nominee who will be appointed to your board of directors upon the effectiveness of the registration statement. Refer to Rule 438 of the Securities Act.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised the disclosure on pages 140 and 141 of the Registration Statement. The Registrant respectfully advises the Staff that in response to the Staff’s comment, the Company has obtained and filed a consent from Mr. Behring and Mr. Schwartz to each be named as a director as an exhibit to the Registration Statement.

Certain Beneficial Owners of Skechers Common Stock, page 135

33.	Please add a table that reflects the ownership of Parent after the transaction.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised the disclosure on page 151 of the Registration Statement.

* * * * *

If you have any questions, please do not hesitate to contact me at +1 212-893-6727 or AAfzal@3g-capital.com.

Very truly yours,

By:	/s/ Asna Afzal
Asna Afzal
President and Secretary

Cc:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Scott A. Barshay, Esq.

Laura C. Turano, Esq.

Dotun O. Obadina, Esq.

John Kennedy, Esq.

Patricia Vaz de Almeida, Esq.

Latham & Watkins LLP

Steven B. Stokdyk, Esq.

Joshua M. Dubofsky, Esq.

Andrew Clark, Esq.